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                          eB2B COMMERCE, INC. COMPLETES
                          $33 MILLION PRIVATE FINANCING

NEW YORK, and FAIRFIELD, N.J., December 20, 1999-- eB2B Commerce, Inc. and DynamicWeb Enterprises, Inc. (OTCBB: DWEB) today announced that eB2B Commerce, Inc. had completed a $33 million private financing.

     The private financing was increased by eB2B from $15 million to $33 million. Previously, DynamicWeb had announced that it had entered into a formal agreement to merge with eB2B, subject to shareholder approval and certain other conditions. eB2B is a privately held company that is an Internet business-to-business e-commerce enabler. DynamicWeb is also engaged in business-to-business e-commerce.

     As a result of the private offering, and upon closing of the merger, DynamicWeb will issue the equivalent of approximately 40 million shares of its common stock, in exchange for all of the outstanding securities of eB2B. Also, upon completion of the merger DynamicWeb will change its name to eB2B Commerce, Inc. Peter J. Fiorillo, Chief Executive Officer and President of eB2B, will become Chief Executive Officer of the merged company while Steve Vanechanos, current Chief Executive Officer of DynamicWeb, will become the Chief Technology Officer.

                                     (more)





800 Second Avenue       Tel 212 682 6300        E-mail pr@kcsa.com
New York, NY 10017      Fax 212 697 0910        www.ksca.com







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DYNAMICWEB/2


ABOUT eB2B

     eB2B is an internet-based business-to-business e-commerce service provider offering manufacturers and retailers the capability to conduct cost-effective electronic commerce transactions utilizing the internet. Through its eB2B.com portal, retailers and manufacturers can conduct real-time interactive business transactions such as product ordering, merchandising, inventory management, shipping and billing, and customer service.

     For more information on eB2B, visit their website at http://www.eb2b.com/, http://www.eB2B.com, or contact Michael Jacobsen, Director of Corporate Communications, at 212-868-0920 or mike@eB2B.com.

ABOUT DYNAMICWEB ENTERPRISES, INC.

     DynamicWeb Enterprises, Inc., is a leading provider of Internet business-to-business e-commerce services that electronically link buyers and sellers of direct goods. The company's Internet and outsource e-commerce services are focused on trading partner connectivity and buyer/seller productivity solutions. These services facilitate e-business transactions, increase customer satisfaction, and improve productivity within a business trading community. DynamicWeb corporate headquarters is based in Fairfield, New Jersey. For more corporate and product information, visit the company's Web site at http://www.dynamicweb.com/ www.dynamicweb.com.